April 15, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance, Office of Life Sciences

Re:	Teva Pharmaceutical Industries Limited Form 10-K for the Fiscal Year Ended December 31, 2020 filed February 10, 2021 (the “2020 Form 10-K”) File No. 001-16174

Dear Ms. Mast and Ms. Conway:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below are Teva’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in your letter dated March 22, 2021 to Eli Kalif, Teva’s Chief Financial Officer. For your ease of reference, we have set forth below the Staff’s comments in italics, followed by Teva’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2020 the (“10-K”)

Notes to the Consolidated Financial Statements

Note 12 – Commitments and contingencies

b. Contingencies

Intellectual Property Litigation, page 133

1.

You state that you may elect to market a generic version even though litigation is still pending and you could face substantial liability for patent infringement which could be material to your results of operations and cash flows in a given period. You also state that the general rule is that the patentee may be compensated by no less than a reasonable royalty which is calculated based on sales of your product. Please tell us your consideration of disclosing the amount of sales of products for each period marketed prior to settlement of patent infringement litigation.

With respect to the Staff’s comments regarding disclosure of patent litigation contingencies (“Contingencies note”), there are significant complexities within the law related to compensation for damages if a Company is found to infringe a patent. Potential outcomes of a contingency related to a patent infringement brought to final judgment by a court would generally be that the Company is found: (1) non-infringing with an outcome of zero exposure; (2) infringing an invalid patent with an outcome of zero exposure; (3) infringing a valid patent with damages of a reasonable royalty based on the Company’s level of sales and/or profit; or (4) infringing a valid patent with damages at a maximum exposure of “lost profits” of the infringed company or even a multiple of “lost profits” (as disclosed in our Note 12b, page 1331 of the 10-K). Because of all the legal variables in any given patent case, the Company has historically considered the indicator of maximum exposure to be the most relevant for disclosure related to its patent cases. However, since the Company does not have transparency to the alleged infringed company’s financial data to calculate an estimate of lost profits as a maximum indicator, the Company has generally included in the past a reference to “IMS/IQVIA sales value” of the patentee’s sales at the time of launch in order to provide a frame of reference to maximum exposure. We examine the information we provide in our disclosure on a quarterly basis as the facts of a particular legal proceeding develop and the judicial process progresses.

In Teva’s December 31, 2020 Contingencies note, it included specific disclosure regarding only two potentially material patent infringement cases which were considered reasonably possible and potentially material for risk of infringement damage claims and therefore disclosed such litigation regarding:

•	carvedilol tablets (the generic version of GlaxoSmithKline’s Coreg®) and

•	bortezomib (the generic equivalent of Janssen/Millenimum’s Velcade®).

With respect to carvedilol, there was a previous verdict against Teva for patent infringement of which the outcome was $235.5 million. The outcome was based on a combination of lost profits and reasonable royalty damages. This verdict was overturned and is currently on appeal. Given that there was already a determined amount of potential damages from the jury trial that is disclosed in our Contingencies note, the Company determined that its sales of its respective product is not relevant to disclose with regards to the carvedilol tablets patent infringement case and we believe the previous verdict is the best indicator of potential exposure for disclosure purposes.

With respect to the bortezomib patent infringement case, as noted in our disclosure in the Contingencies note, the case outcome was resolved in favor of the Company as of May 8, 2020 and the case is closed. We will remove this case in our next periodic report filing.

The Company will continue to consider all the relevant factors in its estimate of potential exposure for any accrual or disclosure purposes in future patent infringement cases, including IMS/IQVIA data as an indicator of patentee sales/profit level as well as the Company’s own sales as potential outcomes of cases and will include those it considers most pertinent to each case.

[1]

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty and it may also be able, in certain circumstances, to be compensated for its lost profits. The amount of a reasonable royalty award would generally be calculated based on the sales of Teva’s product. The amount of lost profits would generally be based on the lost sales of the patentee’s product. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Note 19 – Segments, page 158

2.

Your segment presentation is based on geographic regions which include multiple countries. Please confirm that you will separately disclose in future filings revenue from external customers attributed to your country of domicile and revenues attributed to an individual country that are material. Include the basis for attributing revenues to the individual countries. Refer to ASC 280-10-50-41. In addition, your disclosure of segment revenues by major products and activities on pages 160 and 161 includes a separate line for Generic products, which is significant to total revenues. Please confirm that there are no individual generic products that are significant to total revenues that may require separate disclosure pursuant to ASC 280-10-50-40.

With respect to the Staff’s comment regarding disclosure of revenue from external customers attributed to the Company’s country of domicile (Israel), the Company agrees with the Staff’s comment and will include in future filings the revenues from external customers attributed to Israel, its country of domicile.

With respect to the Staff’s comment regarding disclosure of revenue from external customers attributed to an individual country that are significant as required by ASC 280-10-50-41, the largest individual country that the Company operates in is the United States, representing 48% of the Company’s total revenues as disclosed in note 1j of our annual consolidated financial statements (page 101 of the 10-K). No other country’s revenues to external customers represent greater than 10% of total revenues and none are considered to be significantly different on a qualitative basis for disclosure. The basis for attributing revenues to individual countries is measured by sales to external customers in such countries and we will include this disclosure in future filings.

With respect to the Staff’s comment regarding generic revenue on page 160 and 161 of the 10-K, the Company confirms that in 2020 there were no generic products that were individually significant for disclosure in consideration of both quantitative and qualitative factors. We confirm there are no generic products that we consider significant in relation to total revenues or total revenues of any segment.

Form 8-K filed filed February 10, 2021(the “Form 8-K”)

Exhibit 99.1

2020 Annual Consolidated Results, page 3

3. You disclose in your earnings release EBITDA, Adjusted EBITDA, Non-GAAP operating income, Non-GAAP gross profit, Non-GAAP gross profit margin, and basic and diluted Non-GAAP EPS. Please confirm that for each Non-GAAP measure that is presented in future filings, including you earnings release and periodic reports, you will include a reconciliation from the most directly comparable GAAP number to the non-GAAP measure pursuant to Item 10(e)(1)(i) of Regulation S-K.

We acknowledge the Staff’s comment and in accordance with Item 10(e)(1)(i) of Regulation S-K, Teva will include a reconciliation from the most directly comparable GAAP number to the non-GAAP measure regarding the aforementioned non-GAAP financial measures.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me.

Very Truly Yours,

/s/ Eli Kalif
Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Limited

cc:

Mr. David Stark, Executive Vice President, Chief Legal Officer, Teva

Mr. Ross M. Leff, Esq., Kirkland & Ellis LLP

4